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June 2, 2006

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:

Talisman Energy Inc.

Form 40-F for Fiscal Year Ended December 31, 2005

Filed March 13, 2006

File No. 001-06665

Dear Mr. Schwall:

This letter is in response to your comment letter dated May 11, 2006 regarding the above-referenced Form 40-F.  In this letter, reference to “Talisman” or the “Company” mean Talisman Energy Inc.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission.  We do not believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 40-F for the Fiscal Year Ended December 31, 2005

General

Staff Comment

1.

We note from public media reports and from the website of your subsidiary, Bow Valley Energy Ltd., that Bow Valley Energy Ltd. is part of an international consortium that has ongoing operations in the Balal oil field of Iran.  Iran is identified as a state sponsor of terrorism by the U.S. Department of State, and is subject to economic sections and controls administered by the U.S. Department of Treasury’s Office of Foreign Assets

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Control and the U.S. Department of Commerce’s Bureau of Industry and Security.  Your Form 40-F contains no information regarding your subsidiary’s operations in, or other contacts with Iran.  Please describe for us your historical, current, and anticipated contacts with Iran, whether through subsidiaries or other affiliates, joint ventures, or other direct or indirect arrangements.  Your response should include, but not be limited to, discussion of:

•

the nature and extent of your operations in, and other contacts with, Iran, including contacts with entities owned or controlled by the government of Iran;

•

the technologies, equipment, goods and services distributed, sold or otherwise provided by you in or to Iran; and

•

the material terms of any agreements covering operations in Iran, and the termination dates, if any of those agreements.

Company Response

Bow Valley Energy Ltd. is not affiliated or associated with Talisman.  Talisman and its affiliates do not conduct and have not conducted operations and do not own and have not owned property in Iran.  Perhaps the reason for the confusion is that Talisman acquired the shares of a corporation known as Bow Valley Energy Inc. in 1994.  On October 1, 1995 Bow Valley Energy Inc. amalgamated with Talisman Energy Inc. and continued under the name Talisman Energy Inc.  The name “Bow Valley” was subsequently used by the present Bow Valley Energy Ltd.  Neither Talisman nor its affiliates presently carry on business under the “Bow Valley” name.

Staff Comment

2.

Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the dollar amounts of any revenues, assets, and liabilities associated with Iran.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  In this regard, we note, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism.  We note also that Pennsylvania has adopted a resolution directing that state’s Legislative Budget and Finance Committee to report annually to the Pennsylvania General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran.

Company Response

See the response to comment #1 above.

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Exhibit 99.6 Management’s Discussion and Analysis

Corporate Results Review, page 4

Operating Expenses and Unit Operating Costs, page 6

Staff Comment

3.

Please expand the footnote to your tabular presentation to disclose, for each period presented, the amount of North Sea pipeline costs that you reclassified to operating expenses, where such costs were previously classified, and why you changed their classification.

Company Response

The years 2004 and 2003 “total” operating expense for the Company did not change in the 2005 filing versus the 2004 filing. However, during 2005, it was determined that certain North Sea pipeline costs should be reclassified within “operating expenses” and included in oil and liquids costs.  In 2004, $35 million (2003-$23 million) of expenses have been recharacterized in the same fashion for comparative purposes.  In addition, we changed the calculation of North Sea unit operating costs to include these expenses that had been previously reported under the pipeline category. This change was made to better align the unit operating costs with the underlying activity.

In future filings, the Company proposes to include additional disclosure of the recharacterized amounts.

Derivative Financial Instruments and Commodity Sales Contracts, page 12

Staff Comment

4.

We note your disclosure of revaluation of your Eurobond.  Please expand your disclosure to clarify whether your revaluation contains both foreign currency exchange gains/losses and mark to market changes in the fair value of your debt.

Company Response

For the Staff’s information, the facts of the situation are as follows:

As identified in Note 1i) to the Company’s financial statements, the functional currency of the Company is US dollars (“US$”), the Company’s financial results are reported in Canadian dollars (“C$”) and this component of debt is in Pounds Sterling (“GBP”).  At December 31, 2003, the GBP 250 million debt was reported in note 7 at C$471 million, representing US$364 million at the year end rate of 1.2924.  At that time, the GBP to C$ foreign exchange rate was 2.3066 and as a result, if the debt had been translated to Canadian dollars at that rate it would have been reported as C$577 million.  The mark to market value of the cross currency and interest rate swap was C$123 million as at December 31, 2003 comprised of C$106 million related to exchange rates and C$17 million related to interest rates.

On January 1, 2004, the CICA Accounting Guideline 13 on Hedging Relationships came into effect.  As a result, the cross currency and interest rate swap was no longer effective

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as a hedge under Canadian GAAP.  At that time, the value of the swap was recorded in accounts receivable for C$123 million, long-term debt was increased by C$106 million and C$17 million was recorded as a deferred gain.

The revaluation of the debt balance relates to the foreign exchange gains/losses only, as stated in note 7 to the consolidated financial statements.

The Company believes that amending its disclosure at this point for a transaction that occurred in 2004 would be confusing and provide information of no current value to investors and accordingly does not propose to do so.

Exhibit 99.7 Consolidated Financial Statements and Notes

Note 1 – Significant Accounting Policies, page 30

m) Revenue Recognition, page 32

Staff Comment

5.

We note you disclosed on page 4 of your Exhibit 99.6 Management’s Discussion and Analysis that you changed your accounting method for unlifted oil volumes, which you now record as inventory, as a result of their increased value.  Please add disclosure in this Note section to discuss your accounting change, how you previously accounted for your unlifted oil, why you consider the new accounting method preferable, and how the effects of this accounting method change are presented in your financial statements.  Tell us the Canadian accounting literature that you believe support your previous and new accounting methods.

Additionally, expand your disclosure to discuss when underliftings and overliftings are reversed from inventory and deferred revenue, respectively, and how they are accounted for at that point.

Company Response

Prior to 2005, the Company employed the following revenue recognition policy as disclosed in note 1m) to the 2004 consolidated financial statements:

“Revenues associated with the sale of crude oil, natural gas and liquids represent the sales value of the Company’s share of petroleum production during the year (the entitlement method). Differences between production and amounts sold are not significant.”

Under this method, unlifted oil volumes were recorded in accounts receivable at market value with the equivalent amount booked as revenue.  We define unlifted oil as produced, marketable product that has not yet been delivered to a third party.  Management believed that this practice was appropriate on the basis that it better portrayed the operational results of the Company’s oil and gas production activities, it was easier to administer and the financial impact was immaterial (see details below).

As stated in our Management’s Discussion and Analysis, the value of these unlifted oil volumes increased as at December 31, 2005 partly as a result of a corporate acquisition, and accordingly the Company changed its accounting practice. This change was done prospectively as the potential adjustments to earlier periods were immaterial. If this

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change had been done retroactively, 2005 net income would have been $21 million higher (1.3% of net income), 2004 net income would have been $8 million lower (1.2% of net income), 2003 net income would have been $9 million lower (0.9% of net income) and December 31, 2002 retained earnings would have been $4 million lower (0.4% of retained earnings).

Under the Company’s new method, unlifted oil volumes are recorded as inventory at the cost to produce the oil into the storage tanks. When the oil is subsequently lifted and sold, the amounts are cleared out of inventory and the revenue and associated expenses are recorded. Amounts lifted in excess of produced volumes (overliftings) are included in accounts payable. When the volumes are produced and delivered to settle the overlifted balance, the amounts are recorded as revenue.

The Company plans to expand the discussion of its accounting policy for revenue recognition in its December 31, 2006 financial statements in the following manner:

“Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes to the customer. For our international operations generally, our customers take title when the crude oil is loaded onto a tanker. Crude oil and natural gas produced and sold, below or above the Company’s working interest share in the related resource properties, results in production underliftings or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks and overliftings are recorded in accounts payable and accrued liabilities. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.”

The Company does not propose to amend its 2005 consolidated financial statements as we believe there is no material misstatement based on management’s professional judgment which is supported by our independent auditor.

Note 21 – Information Regarding United States GAAP Differences, page 50

Staff Comment

6.

Please disclose the U.S. GAAP accounting policy for your oil and gas balancing arrangements, and clarify how you applied the guidance of EITF 90-22.  Under U.S. GAAP, oil that has not been produced (i.e. unlifted) may not be recognized in the financial statements as inventory or revenue.  Provide reconciling items to quantify the differences between your policy and that which is required under U.S. GAAP.

Company Response

As discussed above, the Company follows the “entitlements method” outlined in EITF 90-22 for oil balancing arrangements.  Unlifted oil volumes are produced out of the reservoir and transported to storage tanks where they are stored until they are subsequently lifted and sold.  As mentioned above, our current policy is to record oil in tanks as inventory at the cost to produce.  The Company does not have significant gas balancing arrangements.

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Engineering Comments

Exhibit 99.5 Annual Information Form

Note Regarding Reserves Data and Other Oil and Gas Information, page 2

Staff Comment

7.

We note your disclosure that you have obtained an exemption from reporting under Canada’s NI-51-101 law and instead report under U.S. securities laws.  However, you have also disclosed unproved reserves and gross reserves before royalties and net profits interest.  The U.S. securities regulations do not allow you to disclose unproved reserves.  See Instruction 5 to Item 102 of Regulation S-K.  In addition, you may only disclose reserves that are net to your interest.  Please revise your document to remove all references to unproved reserves and gross reserves before royalties and net profits interests.

Company Response

Although Canadian securities regulators granted Talisman an exemption from some, but not all, of the requirements of NI-51-101 on the basis that it report its reserves and other information relating to its oil and gas activities consistent with U.S. disclosure requirements and U.S. disclosure practices, the Company is also permitted to make additional voluntary disclosure.  In particular, paragraph 7.1.5 of the MRRS Decision Document from various Canadian securities regulators dated 17 December 2003, an extract of which is attached as Schedule “A”, permits Talisman to disclose reserves estimates that are not required by US securities regulations, subject to various conditions set out in paragraph 7.1.5.2.

As a Form 40-F filer under the Multijurisdictional Disclosure System (MJDS), Talisman is permitted to disclose both gross reserves and probable reserves if this information is filed with securities regulators in Canada.  Talisman includes this information in its Annual Information Form which is filed with Canadian securities regulators.  The Alberta Securities Commission reviewed the Company’s Annual Information Form for the year ended December 31, 2004, and did not object to the voluntary inclusion of information such as probable reserves and gross reserves amounts that are permitted to be disclosed in Canada but not permitted to be disclosed in the United States by non-MJDS issuers.

Further, in the Reserves Data and Other Oil and Gas Information advisory contained in the Company’s Management’s Discussion and Analysis at p. 24 and in accordance with paragraph 7.1.5.2 of the MRRS Decision Document, the Company states that “Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the SEC.  US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests.  Talisman makes additional voluntary disclosure of gross proved reserves.  Probable reserves, which Talisman also voluntarily discloses, have been calculated using the definition of probable reserves set out by the Society of Petroleum Engineers / World Petroleum Congress.”

In view of the foregoing, Talisman does not propose to revise its Form 40-F to remove references to unproved reserves and gross reserves before royalties and net profits interests.

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Reserves Estimates, page 30

Staff Comment

8.

We note the large discovery of natural gas reported in 2004 in Southeast Asia and Australia.  Please provide us with more detailed information about this discovery and tell us where you are selling this gas and the price you are receiving for it.  Tell us the reserve volumes you have under sales contracts and the length of time the contract runs.

Company Response

On August 9, 2004, ConocoPhillips (GRISSIK) Ltd., as Operator of the Corridor PSC in Indonesia, entered into an agreement for the sale of gas to PT Perushaan Gas Negara (Persero) (“PGN,”) the Indonesian national gas transmission and distribution company.  The agreement  provides for sale of 2,278 Bcf of gas starting in 1Q 2007 at a rate of 170 MMcf/day.  Daily contract quantities (DCQ) rates will plateau at 400 MMcf/day in 2012 until contract expiry in 2023.  PGN’s take or pay (TOP) commitment totals 2029 Bcf and starts at 80% increasing to 90% in 2009 until contract expiry.  Talisman has a 36% working interest in the Corridor PSC. The contract price is US$1.91 /mcf over the 17 year period.  PGN is currently building a pipeline from the Grissik plant in South Sumatra to Cimanggis just outside Jakarta to supply customers in West Java.

As a result of this contract agreement, and minor changes to other existing contracts, Talisman booked as of year end 2004 765 Bcf of proved gas reserves to its working interest based on the TOP volumes.  These additional volumes, which had been previously discovered but not booked as proved reserves, are in the Suban field.

Standardized Measure of Discounted Future Net Cash Flows, page 34

Staff Comment

9.

We note that your price of oil in North America is lower than in other regions.  Disclose the reasons for this.

Company Response

For the Staff’s information, the price for Talisman's crude oil in North America is lower than other oil prices as it is a heavier grade and price differentials for that grade of crude oil were particularly wide at December 31, 2005.  The price differential at year end 2005 for all other regions is consistent with the average prices received for production throughout 2005 as reported on page 5 of Management's Discussion and Analysis (MD&A).

Given that Talisman’s North American crude oil production represents only eleven percent of the Company’s worldwide production on a boe basis, that changes and trends in oil and gas commodity prices are discussed in the Company’s Management’s Discussion and Analysis and that the Company reports year end commodity prices by region, the Company does not believe that further disclosure of the reasons for differences in regional prices is material or required.

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Risk Factors, page 53

Staff Comment

10.

Please revise your document under the risk factor “Dependence on Other Operators” to quantify the amount of reserves and production that are operated by others.  Remove the risk factor entirely if others operate an immaterial amount of reserves or production.

Company Response

Talisman has already disclosed the percentages of assets which are operated/ non operated in the "Description of Business” on Page 7 for Canada, page 10 for United States, page 11 for the North Sea, pages 17& 18 for Indonesia, page 18 for Malaysia, page 19 for Australia, page 21 for Algeria, page 22 for Tunisia, page 23 for Trinidad and pages 24 & 25 elsewhere. With this disclosure by individual asset area, Talisman does not consider it necessary to provide non-operated reserves and production information in the "Risk Factors" disclosure.

Closing Comments

Staff Comment.

The Staff would like us to affirm the following three statements:

•

Talisman is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Talisman may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws in the United States.

Company Response:

We affirm the aforementioned statements.

Thank you for your review of our responses to your comments.

Yours truly,

TALISMAN ENERGY INC.

/s/ MICHAEL D. McDONALD

Michael D. McDonald

Executive Vice President, Finance and

Chief Financial Officer

cc:

James W. Buckee

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President and Chief Executive Officer

M. Jacqueline Sheppard, Executive Vice President,

Corporate and Legal and Corporate Secretary

Christopher J. Barry, Dorsey & Whitney LLP

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Schedule “A”

7.1.5

Voluntary extra disclosure – if the Filer makes public disclosure of a type contemplated in NI 51-101 or Form 51-101F1, but not required by US Disclosures Requirements, and:

7.1.5.1

if the disclosure is of a nature and subject matter referred to in Part 5 of NI 51-101 (other than in a provision included in the definition of Canadian Disclosure Requirements), and if there are no US Disclosure Requirements specific to that type of disclosure, the disclosure is made in compliance with Part 5 of NI 51-101,

7.1.5.2

if the disclosure includes estimates that are in substance estimates of reserves or related future net revenue in categories not required under US Disclosure Requirements,

(i)

the disclosure

(A)

applies the relevant categories set out in the COGE Handbook, or

(B)

sets out the categories being used in enough detail to make them understandable to a reader, identify the source of those categories, state that those categories differ from the categories set out in the COGE Handbook (if that is the case) and either explains any differences (if any) or incorporates by reference disclosure referred to in paragraph 7.1.4.1(iii) if that disclosure explains the differences,

(ii)

if the disclosure includes an estimate of future net revenue or standardized measure, it also includes the corresponding estimate of reserves (although disclosure of an estimate of reserves would not have to be accompanied by a corresponding estimate of future net revenue or standardized measure),

(iii)

if the disclosure includes an estimate of reserves for a category other than proved reserves (or proved oil and gas reserve quantities), it also includes an estimate of proved reserves (or proved oil and gas reserve quantities) based on the same price and cost assumptions with the price assumptions disclosed,

(iv)

unless the extra disclosure is made involuntarily (as contemplated in section 8.4(b) of Companion Policy 51-101CP), the Filer includes disclosure of the same type in subsequent annual filings for as long as the information is material, and

(v)

for the purpose of paragraph 7.1.5.2(iv), if the triggering disclosure was an estimate for a particular property, unless that property is highly material to the Filer, its subsequent annual disclosure of that type of estimate also includes aggregate estimates for the Filer and by country (or, if appropriate and not misleading, by foreign geographic area), not only estimates for that property, for so long as the information is material …

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